UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I REGISTRANT INFORMATION

Better Choice Company, Inc.

Full Name of Registrant

Former Name if Applicable

12400 Race Track Road

Address of Principal Executive Office (Street and Number)

Tampa, FL 33626

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Better Choice Company, Inc. (the “Company” or the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). The Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its procedures relating to its year-end financial reporting and auditing process. The Company is currently assessing its $8.5 million of intangible assets for impairment and requires additional time to complete the valuation. It is anticipated that the Form 10-K Annual Report will be filed on or before the fifteenth calendar day following the prescribed due date of the Registrant's Form 10-K.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Carolina Martinez	(212)	896-1254
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report significant changes in its results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022, including a decrease in net sales of approximately $16.1 million, and a decrease in gross profit of approximately $3.5 million. Additionally, selling, general and administrative expenses decreased by approximately $11 million, and we expect a decrease in net loss between $16.5 million (if all of our $8.5 million of intangible assets are impaired) and $25 million (if there is no impairment of our intangible assets). However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial statements and filing of the Company’s Form 10-K.

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Better Choice Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024	By:	/s/ Carolina Martinez
Carolina Martinez
Chief Financial Officer

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